14049530

AB 3/24

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 53374

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 AND ENDING December 31, 2013
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Beard Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

108 W. Western Reserve Road
(No. and Street)

Youngstown (City) OH (State) 44514 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert L. Smallwood Jr. CPA 330-758-0575
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hobe & Lucas Certified Public Accountants, Inc.
(Name – *if individual, state last, first, middle name*)

4807 Rockside Rd., Suite 510 (Address) Independence (City) OH (State) 44131 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
MAR 04 2014
Washington, DC
124

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/26

OATH OR AFFIRMATION

I, Robert L. Smallwood Jr. CPA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Beard Financial Services, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert L Smallwood Jr

Signature

Treasurer / Fin Op

Title

James Rafoth

Notary Public

JAMES RAFOTH, Notary Public
State of Ohio
My Commission Has No Expiration Date
Section 147.03

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BEARD FINANCIAL SERVICES, INC.
DECEMBER 31, 2013

TABLE OF CONTENTS

BEARD FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2013

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 (P) 216.524.8900
Independence, Ohio 44131 (F) 216.524.8777
www.hobe.com

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Beard Financial Services, Inc.
Youngstown, Ohio

Report on the Financial Statements

We have audited the accompanying financial statements of Beard Financial Services, Inc. which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations and changes in stockholders' equity and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control.

Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Beard Financial Services, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and certain other procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hobe & Lucas
Certified Public Accountants, Inc.

February 27, 2014

Beard Financial Services, Inc.

Statement of Financial Condition
December 31, 2013

ASSETS

Assets:	
Cash and cash equivalents	$ 141,312
Accounts receivable	55,431
Deposits	7,805
Prepaid expenses	15,442
Goodwill	370,731
TOTAL ASSETS	$ 590,721

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Commissions payable	$ 33,499
Stockholders' Equity:	
Common stock, 850 shares authorized, 10 shares issued and outstanding, no par value	100,000
Additional paid-in capital	375,000
Retained earnings	82,222
Total Stockholders' Equity	557,222
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 590,721

The accompanying notes are an integral part of these statements.

Beard Financial Services, Inc.

Statement of Operations
Year Ended December 31, 2013

Revenues - commissions and fees	$ 2,079,086
Less:	
Commissions expense	1,231,880
Net revenues	847,206
Operating expenses	425,875
NET INCOME	$ 421,331

The accompanying notes are an integral part of these statements.

Beard Financial Services, Inc.

Statement of Changes in Stockholders' Equity
Year Ended December 31, 2013

	Capital Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance - beginning (Restated)	$ 100	$ 75,329	$ 53,840	$ 129,269
Current year net income		-	421,331	421,331
Contributed capital	-	375,000	-	375,000
Distributions paid	-	-	(339,109)	(339,109)
Change of ownership - Note I	99,900	(75,329)	(53,840)	(29,269)
Balance - end of year	$ 100,000	$ 375,000	$ 82,222	$ 557,222

The accompanying notes are an integral part of these statements.

Statement of Cash Flows
Year Ended December 31, 2013

Cash Flows from Operating Activities:	
Net income	$ 421,331
Adjustments to reconcile net income to cash provided by operating activities:	
(Increase) decrease in assets:	
Accounts receivable - trade	(24,007)
Deposits	(7,649)
Prepaid expenses	12,869
Increase (decrease) in liabilities:	
Comissions allowable	14,533
Accounts payable	(5,221)
Net Cash Provided by Operating Activities	411,856
Cash Flows from Investing Activities:	
Purchase of Goodwill from former shareholder	(50,000)
Cash Flows from Financing Activities:	
Repayment of note payable to former shareholder	(350,000)
Contributed capital	375,000
Distributions paid	(339,109)
Net Cash Used by Investment Activities	(314,109)
Net Increase in Cash	47,747
Cash and cash equivalents at beginning of year	93,565
Cash and cash equivalents at end of year	$ 141,312

Supplemental Disclosure of Non-Cash Investing and Financing Activities:
On January 1, 2013 the Shareholder of the Company sold 100% of the Company. As a result, the Company recognized assets of $153,456, liabilities of $24,187, capital stock of $100,000 and goodwill of $370,731 from purchase accounting.

The accompanying notes are an integral part of these statements.

NOTE A – ORGANIZATION

Beard Financial Services, Inc. (The Company) is incorporated under the laws of the State of Ohio. The Company is a fully-disclosed securities broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal office is located in Boardman, Ohio and is also registered in various states.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly, reflect all significant receivables, payables and other liabilities.

Cash and Cash Equivalents

At times during the year, the Company's cash accounts exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk. The Company considers a certificate of deposit that has no early withdrawal penalty to be a cash equivalent.

Securities Transactions

Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Income Taxes

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal and state income taxes has been included in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Goodwill

Goodwill is reviewed for possible impairment at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the entity's carrying value is greater than its fair value. At December 31, 2013, the company determined that fair value of the goodwill was greater than its carrying value. Accordingly, no impairment was recorded for the year ended December 31, 2013.

NOTE C – RELATED PARTY TRANSACTIONS

Personnel services and office space is provided by Beard Pension Services, Inc. Both companies share common ownership. During 2013, the Company paid $320,298 to Beard Pension Services, Inc. as reimbursement for its portion of those expenses, based upon an expense sharing agreement between the two.

NOTE D – ACCOUNTS RECEIVABLE – TRADE

Accounts receivable are listed at net realizable value and are considered by management to be fully collectible. Accordingly, no allowance for doubtful accounts is considered necessary.

NOTE E – NET CAPITAL PROVISION OF RULE 15C3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission (SEC), the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $50,000 or 6 2/3% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2013, the Company had net capital of $145,638, which was $95,638 in excess of its required net capital of $50,000.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. Net capital and aggregate indebtedness change from day to day, but at December 31, 2013, the Company's ratio of aggregate indebtedness to net capital was 23.00%

NOTE F – EXEMPTION FROM RULE 15C3-3

The Company acts as an introducing broker dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

NOTE G – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. As of December 31, 2013, management is not aware of any material transactions that could cause a potential obligation.

NOTE H – MANAGEMENT REVIEW OF SUBSEQUENT EVENTS

Management of the Company has reviewed and evaluated subsequent events through February 27, 2014 for possible inclusion in the financial statements for the year ended December 31, 2013. No items were identified for inclusion. The date of February 27, 2014 is the date at which the financial statements were available for issue.

NOTE I – OWNERSHIP CHANGE

Effective January 1, 2013 the sole shareholder of Beard Financial Services, Inc. (Company) sold his entire ownership interest to four registered representatives who were registered with the Company for a number of years. The transaction consisted of a cash payment and a note payable to the sole shareholder. The note was paid off entirely during 2013.

The Company disclosed the sale to the Financial Industry Regulatory Authority (FINRA). The Company received approval from FINRA during 2013.

The allocation of purchase price was allocated as follows:

Goodwill	$ 400,000
Capital stock	100,000
Liabilities assumed	24,187
Current assets assumed	($153,456)
Goodwill at December 31, 2013	$ 370,731

NOTE J – RESTATEMENT OF BEGINNING RETAINED EARNINGS

Beginning retained earnings has been restated to reflect prepaid SIPC assessments arising from amendments of past SIPC filings.

Beard Financial Services, Inc.

Schedule of Operating Expenses
Year Ended December 31, 2013

Employee compensation and benefits	$ 187,238
Other operating costs	111,685
Professional consulting fees	31,713
Firm clearing and brokerage	25,691
Occupancy costs	21,687
FINRA expenses	18,934
Errors and ommissions insurance	13,388
Miscellaneous expense	10,750
Professional subscriptions	2,605
Software	2,000
SIPC assessment	184
TOTAL OPERATING EXPENSES	$ 425,875

The accompanying notes are an integral part of these financial statements.

Beard Financial Services, Inc.

Computation of Net Capital
December 31, 2013

NET CAPITAL COMPUTATION

Total stockholders' equity from December 31, 2013 financial statements	$ 557,222
Less: Nonallowable assets	
Commissions receivable less unsecured 12b(1) fees	17,606
Goodwill	370,731
Prepaid expenses	15,442
CRD account deposit	7,805
	411,584
NET CAPITAL	$ 145,638
COMPUTATION OF AGGREGATE INDEBTEDNESS	$ 33,499
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT - 6 2/3% OF AGGREGATE INDEBTEDNESS	$ 2,234
MINIMUM REQUIRED NET CAPITAL	$ 50,000
EXCESS NET CAPITAL	$ 95,638
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	23.00%

A reconciliation of the computations of net capital under Rule 15c3-1 as included in the Company's unaudited Forms X-17a-5 as of December 31, 2013 filed with the Securities and Exchange Commission and the amounts included in the above computations is not required as there were no audit adjustments.

The accompanying notes are an integral part of these financial statements.

SUPPLEMENTAL SCHEDULES OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2013

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3" and "Information Relating to the Possession of Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 (P) 216.524.8900
Independence, Ohio 44131 (F) 216.524.8777
www.hobe.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Shareholders of
Beard Financial Services, Inc.
Youngstown, Ohio

In planning and performing our audit of the financial statements of Beard Financial Services, Inc. for the year ended December 31, 2013, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13,

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Hobe & Lucas
Certified Public Accountants, Inc.

February 27, 2014